UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 2, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On February 23, 2004, the Registrant announced to the Superintendencia de Valores y Seguros of Chile (the "SVS") the decision of the Board of Directors to assemble an Extraordinary Shareholders' Meeting on March 10, 2004. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

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- Notice of Extraordinary Shareholders' Meeting 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: March 2, 2004 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, February 27, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information about the Extraordinary Shareholder's Meeting, to be held on March 10, 2004, at 12:00 AM, at the Auditorium of Consorcio Nacional de Seguros' Building, located at Avenue El Bosque Sur 130, Las Condes Commune, Santiago city. Such Form is an English translation of the report that Gener filed in Spanish on February 23, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

Santiago, February 23, 2004

Mr.

Alejandro Ferreiro Yazigi

Superintend Securities and Insurance

Dear Sir,

According to Article 63 of Law 18.046, related to Publicly Trading Companies, and File N. 614 of this Superintendence, we inform you the resolution of the Board of Directors of AES Gener S.A., during the Extraordinary Session N. 85, held on February 22, 2004, to assemble an Extraordinary Shareholder's Meeting on March 10, 2004, at 12:00 AM, at the Auditorium of Consorcio Nacional de Seguros' Building, located at Avenue El Bosque Sur 130, Las Condes Commune, Santiago city.

The subjects to be discussed are:

1. Remove the equity increase approved in the Extraordinary Shareholder's Meeting held on November 21, 2003, and thereafter, consent to a new equity increase up to the equivalent of USD 125 million or the amount that then established, by means of the issue of the necessary paying stocks to implement such equity increase, which will be subscribe only by the shareholders;

2. Modify the By-Laws as follow:

a) Increase the minimum quorum required by the shareholder's meeting to approve certain subjects, such as transactions with related parties that require the shareholder's approval, the consent of contributions and goods different than cash and others, which may be required to attract new investors or other objectives under the restructuring plan of the company;

b) Increase the minimum quorum required by the shareholder's meeting to modify (i) the abovementioned rules included in the By-Laws, (ii) the rights reserved to the shareholder's meeting or the limitations to the power of the board of directors; and (iii) number of members in the board of directors, either to increase or decrease; and modify or add other minimal quorums or rules determined by the shareholder's meeting to attract new investors; including other subjects indicated in article 67 of Law 18.046, related to Publicly Trading Companies, or other objectives under the restructuring plan of the company;

c) Increase the minimum quorum required by the board of directors to approve agreements related with the transactions (i) referred to under article 44 of Law 18.046, related to Publicly Trading Companies and (ii) among the company and related persons; and modify or add other minimal quorums or rules determined by the shareholder's meeting to attract new investors, or other objectives under the restructuring plan of the company; and

d) Adjust the distribution of dividends above the minimum legal amount.

3. Information about the operations defined under the article 44 of the Publicly Trading Companies; and

4. Implement all other resolutions required to materialize the agreements adopted by this extraordinary shareholder's meeting.

Only the shareholders registered in the Shareholders' Record on March 4, 2004, will have the right to participate in this Meeting.

The power process, if necessary, will be at the same day of the Meeting, from 11:00 AM to 12:00 AM, at the same location of the Meeting.

Sincerely yours,

Luis Felipe Ceron Ceron

CEO

AES Gener S.A.